Exhibit (a)(5)(vii)

Press Release

Press Contact:	Investor Relations Contact:
John Noh	Laura Graves
408 853-8445	408 526-6521
jnoh@cisco.com	lagraves@cisco.com

Cisco Completes Tender Offer for WebEx

SAN JOSE, Calif. – May 22, 2007 – Cisco Systems, Inc. (NASDAQ: CSCO), today announced the completion of its tender offer for all outstanding shares of WebEx Communications, Inc. (NASDAQ: WEBX).

The tender offer expired at 12:00 Midnight, New York City time, on Monday, May 21, 2007. As of such time, an aggregate of approximately 47.1 million shares of WebEx common stock (including approximately 3.8 million shares that were tendered pursuant to the guaranteed delivery procedures), or approximately 92.2% of WebEx’s outstanding shares, had been tendered into, and not withdrawn from, the offer. All of such shares have been accepted in accordance with the terms of the tender offer. Cisco intends to complete the merger contemplated by the merger agreement as soon as practicable, with WebEx becoming a wholly-owned subsidiary of Cisco.

As announced previously, on March 27, 2007, Cisco, through its wholly-owned subsidiary Wonder Acquisition Corp., commenced a tender offer for all outstanding shares of WebEx at a price of $57.00 per share net to the seller in cash without interest, less brokerage fees and less any required withholding taxes, pursuant to the definitive merger agreement between Cisco and WebEx.

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